FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 19, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

(a)	May 10, 2006 with respect to notice (the “Notice”) from the underwriters that they will be exercising their over-allotment option.

(b)	May 15, 2006 with respect to the closing (the “Closing”) of the exercise of the over-allotment option.

Item 3	News Release

(a)	The news release (the “First News Release”) announcing the Notice was issued on May 10, 2006 through Canada NewsWire.

(b)	The news release (the “Second News Release”) announcing the Closing was issued on May 15, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

(a) Notice that Over-Allotment Option will be Exercised

Banro Corporation (the “Company” or “Banro”) announced in the First News Release that RBC Capital Markets, on behalf of itself, Raymond James Ltd. and MGI Securities Inc. (collectively, the “Underwriters”), had given notice to the Company that the Underwriters wished to exercise their over-allotment option (the “Over-Allotment Option”) to purchase a total of 451,000 common shares of the Company at a price of Cdn$12.80 per share, for gross proceeds to the Company of Cdn$5,772,800. The Over-Allotment Option was granted to the Underwriters by the Company to cover over-allotments under the terms of the Company’s recently closed financing (see the Company’s press release dated May 4, 2006).

(b) Closing of the Exercise of the Over-Allotment Option

The Company announced in the Second News Release that it has completed the issuance of 451,000 common shares of the Company (the “Over-Allotment Shares”) at a price of Cdn$12.80 per share, for gross proceeds to the Company of Cdn$5,772,800, pursuant to the exercise by the Underwriters of their Over-Allotment Option.

The Company intends to use the net proceeds from the sale of the Over-Allotment Shares to finance the continued exploration and development of the Company’s wholly-owned Twangiza, Lugushwa, Namoya and Kamituga gold projects in the Democratic Republic of the Congo (the “DRC”) and for general corporate purposes.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) — (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

U.S. Securities Laws: The Over-Allotment Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This report does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the Over-Allotment Shares in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements relating to the Company’s plans with respect to the exploration and development of its DRC projects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

May 19, 2006